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        John A. Edwardson
        Chairman, President and Chief Executive Officer

[LOGO]  Burns International Services Corporation
        200 South Michigan Avenue
        Chicago, IL 60604

August 7, 2000


Dear Stockholder:

I am pleased to inform you that on August 3, 2000, Burns International
Services Corporation ("Burns") entered into a merger agreement with Securitas AB, a Swedish corporation, pursuant to which Securitas Acquisition Corporation, a wholly-owned subsidiary of Securitas AB, has commenced a tender offer to purchase all of the outstanding shares of Burns common stock for $21.50 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of Burns' shares outstanding being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger in which each share of Burns common stock not purchased in the tender offer will be converted into the right to receive $21.50 in cash.

YOUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TENDER OFFER AND DETERMINED THAT THEY ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, BURNS STOCKHOLDERS. THE BOARD RECOMMENDS THAT BURNS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of Burns' financial advisor, Credit Suisse First Boston, that, as of the date of such opinion and based on and subject to the matters stated in such opinion, the $21.50 in cash per share of Burns common stock to be received by the holders of Burns common stock in the tender offer and merger is fair from a financial point of view to such holders. A copy of such opinion setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Credit Suisse First Boston in rendering its opinion can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed are Securitas' Offer to Purchase dated August 7, 2000, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for the Board's conclusions and contains other information relating to the tender offer. We encourage you to consider this information carefully.

Sincerely,

/s/ John A. Edwardson